Mail Stop 3561

January 29, 2010

By Facsimile and U.S. Mail

Mr. Robert E. Bernard
Chief Executive Officer
dELiA*s, Inc.
50 West 23rd Street
New York, New York 10010

      Re: **dELiA*s, Inc.**
                Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2009
                Filed April 16, 2009
                Definitive Proxy Statement on Schedule 14A
                Filed May 1, 2009
                Quarterly Report on Form 10-Q for the Period Ended October 31, 2009
                Filed December 10, 2009
                Quarterly Report on Form 10-Q for the Period Ended August 1, 2009
                Filed September 10, 2009
                Quarterly Report on Form 10-Q for the Period Ended May 2, 2009
                Filed June 11, 2009
                File No. 000-51648

Dear Mr. Bernard:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please also understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Robert E. Bernard
dELiA*s, Inc.
January 29, 2010
Page 2

Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2009

Item 1A. Risk Factors, page 15

1. Please delete the language in the first and second sentences in which you state that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 32

Dividends, page 34

2. Please either briefly describe the restrictions on cash dividends contained in your credit facility or include a cross-reference to a specific discussion of such restrictions, if such discussion is contained elsewhere in your filing. Refer to Item 201(c)(1) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Liquidity and Capital Resources, page 44

3. Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment and credit markets, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity from continuing operations is cash flows from operations.

Item 15. Exhibits, Financial Statement Schedules, page 55

4. Please tell us whether you have filed as an exhibit the agreement between you and Alloy, Inc. pursuant to which Alloy, Inc. agreed to transfer to you rights in and to certain trademarks and service marks used in your business. If you have not filed this agreement as an exhibit, please do so or tell us why you do not believe you are required to do so.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

5. You state that the compensation committee "performs annual reviews of executive compensation to confirm the competitiveness of the overall executive compensation packages as compared with companies which are similarly situated to the Company in terms of industry, size and stage of development and which compete with the Company for prospective employees." As it appears that you engage in benchmarking, please revise your disclosure to identify the benchmarks used in determining the various components of the executive compensation packages, as well as the components of such benchmarks, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

6. We note your disclosure that in awarding executive compensation, the Compensation Committee considers each executive's individual contributions to the Company's performance and objectives. Please disclose how individual roles and performance factor into the compensation amounts you disclose for each executive officer. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Bonus Compensation, page 14

7. We note your disclosure that the Compensation Committee did not approve a MIP for fiscal 2008. If a MIP is approved in future fiscal years, please quantify all performance targets utilized by the compensation committee to determine the annual incentive compensation granted to executive officers, disclose whether those targets were met, and describe the manner in which those targets impacted the amount of compensation awarded to executive officers. Refer to Item 402(b)(1)(v) of Regulation S-K. Also disclose how the EBIT or EBITDA target and actual amounts are calculated and, if these measures were adjusted, explain how these adjustments were calculated. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

8. We note your disclosure that the Compensation Committee approved special bonuses to Messrs. Bernard, Killough and Schuback of $216,625, $216,625 and $42,750, respectively in consideration of their performance in connection with the successful completion of the CCS transaction. Please explain how these amounts were determined.

Potential Payments Upon Termination or Change-in-Control, page 21

9. Please explain the specific circumstances that would trigger payments. See Item 402 (j)(1) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 25

10. We note your disclosure that the audit committee "reviews and approves in advance all related party transactions." Please disclose the policies and procedures utilized by the audit committee in reviewing and determining whether to approve related party transactions. In addition, please disclose whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b) of Regulation S-K.

Quarterly Report on Form 10-Q for the Period Ended October 31, 2009
Quarterly Report on Form 10-Q for the Period Ended August 1, 2009
Quarterly Report on Form 10-Q for the Period Ended May 2, 2009

Item 4. Controls and Procedures

11. We note that you state that your disclosure controls and procedures were effective "to ensure that information required to be disclosed. . . is recorded, processed, summarized and reported within the time periods specified." Please confirm to us and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director